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3-18-2002

TC 3-18-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2002

SEC FILE NUMBER
8- 40670

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/01__ AND ENDING __12/31/01__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FAIRFAX SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 N. LEE STREET, SUITE 314
                    (No. and Street)

ALEXANDRIA   VA   22314
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG EDEN   703-519-5772
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER + DUYS, LLLP
          (Name — if individual, state last, first, middle name)

7315 WISCONSIN AVE STE 225 EAST, BETHESDA, MD. 20814
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
        X Certified Public Accountant
        ☐ Public Accountant
        ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FAIRFAX SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001

Contents

Wagner & Duys, LLLP
Certified Public Accountant
7315 Wisconsin Avenue, Suite 225 East
Bethesda, MD 20814
Tel: (301) 652-7014
Fax: (301) 652-1879

Report of Independent Public Accountant

To the Stockholder of
Fairfax Securities Corporation
Alexandria, Virginia

I have audited the accompanying balance sheet of Fairfax Securities Corporation (a Virginia corporation), as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfax Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the audit procedures applied in my audit of the basic financial statements and, in my opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

January 29, 2002

1

FAIRFAX SECURITIES CORPORATION

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

Cash	$	17,181
Total Assets	$	17,181

LIABILITIES

Accounts payable	$	1,050
Total Liabilities	$	1,050

STOCKHOLDER'S EQUITY

Common stock, no par value (5,000 shares authorized; 100 shares issued and outstanding)	1,000
Additional paid-in capital	17,569
Retained earnings	(2,438)
Total stockholder's equity	16,131
Total liabilities and stockholder's equity	$ 17,181

The accompanying notes are an integral part of these financial statements.

2

FAIRFAX SECURITIES CORPORATION

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Interest income	$	717
Total Revenue		717
Expenses		
Licenses and permits		925
Professional fees		1,562
Bank charges		100
Total expenses		2,587
Net Income (loss) before income taxes		(1,870)
Provision for income taxes		-
Net Income (loss)	$	(1,870)

The accompanying notes are an integral part of these financial statements.

3

FAIRFAX SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	$ 1,000	$ 17,569	$ (568)	18,001
Net Income (loss)			(1,870)	(1,870)
Balance, December 31, 2001	$ 1,000	$ 17,569	$ (2,438)	$ 16,131

The accompanying notes are an integral part of these financial statement.

FAIRFAX SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities

Net Income (loss)	$ (1,870)
Net cash used by operating activities	$ (1,870)
Cash, beginning of year	19,051
Cash, end of year	$ 17,181

Supplemental disclosures of cash flow information:
  Cash paid during the year for income taxes $ -

The accompanying notes are an integral part of these financial statements.

5

FAIRFAX SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Nature of Business

Fairfax Securities Corporation (the Corporation) was incorporated in the state of Virginia on September 8, 1988, to serve as a registered broker-dealer of securities. The Corporation was a wholly owned subsidiary of Fairfax Financial Group, a merchant banker operating primarily in the eastern United States, which was dissolved effective December 31, 1991. Since its inception, the Corporation has not entered into a securities transactions or handled customer securities or money.

Effective June 26, 1995, the Corporation was approved for membership in the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Income Taxes - Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Corporation is subject to the Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 is designed to require a broker-dealer to maintain a minimum amount of liquid assets and a minimum ratio of liquid assets to debts. At December 31, 2001, the Corporation's net capital, as defined, was $ 16,131. The Corporation's net capital was $11,131 in excess of required net capital at December 31, 2001.

4. <u>Reconciliation of Assets and Liabilities to Regulatory Reports</u>

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and differ in certain respects from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. A reconciliation of the amounts reported herein to the unaudited amounts reported by the Corporation as December 31, 2001, on Form X-17A-5, previously filed with the National Association of Securities Dealers, Inc. has not been provided since no material differences exits.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(Schedule I)
AT DECEMBER 31, 2001

Total stockholder's equity from balance sheet $ 16,131

Deduct stockholder's equity not allowable for net capital   -
Total stockholder's equity qualified for net capital   16,131

Add
A. Liabilities subordinated to claims of general creditors
    allowable in computation of net capital   -
B. Other (deductions) or allowable credits   -
Total capital and allowable subordinated liabilities   16,131

Deductions and/or charges:
A. Total non-allowable assets from balance sheet   -
B. Aged fails-to-deliver   -
C. Secured demand note deficiency   -
D. Aged short term security differences   -
E. Commodity futures contracts and spot commodities -
    proprietary capital charges   -
F. Other deductions and/or charges   -
Net capital before haircuts and securities positions   16,131

Haircut on securities
A. Contractual securities commitments   -
B. Deficit in securities collateraizing secured demand notes   -
C. Trading and investment securities - money market fund   -
D. Undue concentrations   -
E. Other   -
Net capital   16,131

Minimum dollar net capital requirement of reporting broker or dealer   5,000

Net capital in excess of minimum requirements $ 11,131

Total aggregate indebtedness liabilities from balance sheet $ -

Ratio of aggregate indebtedness to net capital   -

8

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Fairfax Securities Corporation | as of 12/31/01 . _____ |

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-1 is claimed, identify below the section upon
which such exemption is based (check one only)

5,000 A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... X | 4550 |

B. (k) (2XA) — "Special Account for the Exclusive Benefit of customers" maintained .... | 4560 |

C. (k) (2) (B) — All customer transactions cleared through another broker dealer on a fully disclosed basis
Name of clearing firm : _____ | 4335 | .... | 4570 |

D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
	4600	4601	4602	4603	4604	4605
	4610	4611	4612	4613	4614	4615
	4620	4621	4622	4623	4624	4625
	4630	4631	4632	4633	4634	4635
	4640	4641	4642	4643	4644	4645

Total $: 0 | 4699 |

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether
or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled
within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would
cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes
and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation
of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODES   DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

Independent Public Accountant's Report on the Internal Accounting Control
Required by SEC Rule 17a-5

In planning and performing my audit of the financial statements of Fairfax Securities Corporation (the Corporation) for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Corporation that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 or n complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relation to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and the procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weaknesses under the standards established by the American Institute of Certified Public Accountants. A

material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. The Corporation has not experienced significant activity to date. Because of the limited number of transactions, my audit work was limited to substantive testing as compliance testing is not applicable at this time. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 29, 2002

OATH OR AFFIRMATION

I, __Charles Gregory Eden__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fairfax Securities Corporation__ , as of __December 31__ , _2001_ __, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

City __Alexandria__
County __Virginia__

_____
Notary Public

_____
Signature

__President__
Title

__7/31/03__
My Commission Expires

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material Inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).